UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ICU MEDICAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-34634	33-0022692
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

951 Calle Amanecer
San Clemente, California 92673
(Address of Principal Executive Offices and Zip Code)

Brian M. Bonnell
Chief Financial Officer
(949) 366-2183
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, to December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

    ICU Medical, Inc. (including its consolidated subsidiaries, the “Company”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2025 to December 31, 2025 (the “Reporting Period”).

    In accordance with the requirements of Rule 13p-1, a copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, is hereby incorporated by reference herein, and is publicly available on the Company’s website at https://www.icumed.com/about-us/corporate-policies/conflict-minerals-disclosure.

Item 1.02 Exhibit

    As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01 Exhibits

    The following exhibit is filed as part of this report:

Exhibit No.	Description
1.01	Conflict Minerals Report of ICU Medical, Inc. for the reporting period from January 1, 2025 to December 31, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ICU Medical, Inc.
Date: June 1, 2026	/s/ BRIAN M. BONNELL Brian M. Bonnell Chief Financial Officer and Treasurer